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                          December 6, 2023

       Gerard Barron
       Chief Executive Officer
       TMC the metals company Inc.
       595 Howe Street, 10th Floor
       Vancouver, British Columbia
       V6C 2T5

                                                        Re: TMC the metals
company Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 30,
2023
                                                            File No. 333-275822

       Dear Gerard Barron:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cheryl
Brown at 202-551-3905 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Energy & Transportation
       cc:                                              Daniel Kajunski